EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the 2018 Annual General Meeting of the Company (the “Meeting”) was held September 6, 2018 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. The following resolutions were adopted at the Meeting:

1.	To elect three directors to hold office until the Company’s next annual general meeting of shareholders (Ami Barlev, Benny Gabbay and Shlomo Zohar.)

2.	To approve a new directors’ & officers’ liability insurance policy, including coverage for the Company’s current and future office holders who are deemed to be controlling shareholders.

3.	To approve an amendment to the Company’s Compensation Policy.

4.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2018, and to authorize the Company’s Board of Directors and audit committee (under their authority in accordance with the Israeli Companies Law) to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2017 were presented at the Meeting.